UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2013

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐             No ☒

MATERIAL FACT

CORPORATE NAME	: EMBOTELLADORA ANDINA S.A.

REGISTRATION IN THE SECURITIES REGISTRY	: 00124

TAX IDENTIFICATION NUMBER	: 91,144,000-8

DATE	: October 12, 2013

In accordance with the provisions of Article 9 and Article 10, paragraph two of the Law N° 18,045, and the General Rule N° 30 of the Chilean SEC, and duly authorized to that effect by the board of directors, by means of this letter we communicate that on October 11, 2013 “Rio de Janeiro Refrescos Ltda.”, subsidiary of Embotelladora Andina S.A. in Brazil, materialized the acquisition of all the shares of the Brazilian company Companhia de Bebidas Ipiranga.

The transaction had been agreed among the parties on July 10, 2013. The purchase price was R$1.155.445.998.

Santiago, October 12, 2013.

Jaime Cohen

Legal Corporate Manager

Embotelladoras Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Chief Legal Officer

Santiago, October 12, 2013